January 24, 2013

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E
Washington D.C. 20549-7010

Dear Mr. Decker:
This letter sets forth the responses of Tupperware Brands Corporation (the “Company”) to the Staff's comments contained in your letter dated January 23, 2013, and relating to the Company's Form 10-K for the fiscal year ended December 31, 2011 (the "2011 Form 10-K"), which was filed on February 28, 2012 as well as the Company's response letter dated January 9, 2013. For your convenience, we have set forth the staff’s comment in italicized, bold type, followed by the Company’s response.
Financial Statement
Notes to the Financial Statements
Note 12 - Income Taxes, page 67

1. We have reviewed your response to prior comment three from our letter dated December 27, 2012. Your response indicates that you have generated significant U.S. taxable income due to foreign dividend repatriations. Your response to prior comment two from our letter dated December 27, 2012 indicates that there was limited cash held by foreign subsidiaries at the end of 2011 and that this cash was inaccessible or needed for investment in foreign operations. In this regard, it is not clear if you expect to continue to generate U.S. taxable income from foreign dividend repatriations. Please expand your disclosures to more specifically address how you expect to generate U.S. taxable income in the future.
Response: We respectfully acknowledge the Staff's comments and note that we do expect to generate significant U.S. taxable income in the future. As has primarily been the case in the past, this includes rents and royalties and significant intercompany dividends, the source of which is expected to be current year earnings and related cash flows of our foreign operating units. These earnings and cash flows would be incremental to unremitted retained earnings where we have made an assertion that the earnings will be indefinitely reinvested and incremental to the cash that is either inaccessible or needed for investment in foreign units. In future filings, we will enhance our disclosure in the Tax Footnote to include the following information (changes are marked versus the verbiage included in our response letter to you dated January 9, 2013):
At XX and XX, the Company had valuation allowances against certain deferred tax assets totaling $XX million and $XX million, respectively. These valuation allowances relate to tax assets in jurisdictions where it is management's best estimate that there is not a greater than 50 percent probability that the benefit of the assets will be realized in the associated tax returns. This assessment is based upon ~~expectations of~~ expected future domestic results, future foreign dividends from then current year earnings and cash flows and other foreign source income including rents and royalties, as well as anticipated gains related to ~~the Company's future~~ sales of land held for development near ~~its~~ the Company's Orlando, Florida headquarters. In addition, certain tax planning transactions may be entered into to facilitate realization of these benefits.
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company is mindful of its accounting and disclosure obligations under the securities laws and intends for its SEC filings to be exemplary in this respect. We believe that our comments and expressions of intent with respect to future filings satisfactorily respond to all matters raised by the Staff.
If there are any questions or comments, or if additional information is desired in connection with this matter, please contact me at 407-826-8899.

Sincerely,

/s/ Michael S. Poteshman
Michael S. Poteshman
Executive Vice President and Chief Financial Officer